SUMMARY OF PRINCIPAL TERMS OF THE PAYMENT IN KIND AGREEMENT

1. Parties	Brookfield Brasil TBE Participações Ltda., a company incorporated under the laws of Brazil, with registered office at Praça Floriano, No. 19, suite 1101 — part, Rio de Janeiro/RJ, taxpayer roll No. 08.900.077/0001-20 (“Brookfield TBE”); and

Brascan Brasil Ltda., a company incorporated under the laws of Brazil, with registered office at Av. Almirante Barroso, No. 52, suite 1301, Rio de Janeiro/RJ, taxpayer roll No. 34.268.326/0001-16 (“Brascan”).

2. Date of Execution	November 5, 2007.

3. Whereas
(i)   In August 14, 2006, Brascan and Brascan Brazil Ltd., a company duly organized under the laws of Cayman Islands, executed a loan agreement pursuant which Brascan received a sum of US$164.000.000,00 (“Loan Agreement”); and

(ii) On November 5, 2007 Brascan Brazil Ltd. assigned its credits deriving from the Loan Agreement to Brookfield TBE, as payment of the capital increase made by BBL in Brookfield TBE.

4. Scope	As a payment in kind of the Loan Agreement, Brascan transfers to Brookfield TBE the total amount of shares that Brascan owns in the following companies: Empresa Catarinense de Transmissão de Energia S.A. (“ECTE”), Empresa Amazonense de Transmissão de Energia S.A. (“EATE”), Empresa Paraense de Transmissão de Energia S.A (“ETEP”), Empresa Norte de Transmissão de Energia S.A (“ENTE”) and Empresa Regional de Transmissão de Energia S.A. (“ERTE”) (severally referred as “TBE Shares”), in accordance with the proportion below:

Companies	Number of	Amount	Number	Amount
	Common	correspondent	of	correspondent to
	Shares	to the debt paid	Preferred	the debt paid in
		in R$ (A)	Shares	R$ (B)

ECTE	3.156.974	14.445.464,15
EATE	22.999.850	105.241.129,19	5.437.828	24.882.038,75
ETEP	6.749.850	30.885.498,65	1.436.614	6.573.559,38
ENTE	18.503.988	84.669.273,57
ERTE	4.293.748	19.647.036,30

Total	55.704.410.410	254.888.401,86	6.874.442	6.573.559,38

Total				286.343.999,99
(A) + (B)

5. Representations and Warranties	5.1 Representations and Warranties of Brascan. Brascan represents and warrants to Brookfield TBE as follows:

a. Organization and Corporate Power. Brascan is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation. Brascan has all requisite legal power to execute and deliver this Agreement and to carry out and perform its obligations under the terms of this Agreement.

b. Authorization. All actions on the part of Brascan necessary for the authorization, execution, delivery and performance of this Agreement and any other documents and agreements deriving from or in connection with this Agreement and the authorization, transfer and delivery of the Shares have been taken. This Agreement has been duly and validly executed and delivered by Brascan, and constitutes a valid and binding agreement of Brascan, enforceable against Brascan in accordance with its terms except that such enforcement may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to the enforcement of creditors’ rights generally and (ii) general equitable principles.

c. Title and Related Matters.

(i) Ownership of Shares. Brascan legally and validly owns the issued and outstanding TBE Shares.

(ii) Transfer. Brascan hereby transfers to Brookfield TBE good title to the TBE Shares, free and clear of all options, pledges, security interests, liens or other encumbrances.

5.2 Representations and Agreements of Brookfield TBE. Brookfield TBE represents and warrants to Brascan as follows:

a. Organization and Power. Brookfield TBE is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation. Brookfield TBE has all requisite legal power to execute and deliver this Agreement and to carry out and perform its obligations under the terms of this Agreement.

b. Authorization. All actions on the part of Brookfield TBE necessary for the authorization, execution, delivery, and performance of this Agreement and any other documents and agreements deriving from or in connection with this Agreement have been taken. This Agreement has been duly and validly executed and delivered by Brookfield TBE and constitutes a valid and binding agreement of Brookfield TBE, enforceable against Brookfield TBE in accordance with its terms except that such enforcement may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to the enforcement of creditors’ rights generally and (ii) general equitable principles.

6. Survival	6.1 Survival. The representations, warranties, covenants and agreements of the parties hereto contained in this Agreement or in any certificate or other writing delivered pursuant hereto or in connection herewith shall survive for a period of eighteen (18) months after the date that Brookfield Asset Management Inc., a company organized under Canadian law, with head-offices at BCE Place, Suite 300, 181 Bay Street, Toronto, ON M5J 2T3, Canada, issues units of Brookfield Infrastructure Partners L.P., as dividends to its shareholders.

7. Indemnification	7.1 Indemnification. From and after this Date, Brascan agrees to pay and to indemnify fully, hold harmless and defend Brookfield TBE and its Affiliates, respective agents, directors, officers, employees, consultants, representatives, successors and assigns, from and against any and all claims and/or liabilities, damages, penalties, judgments, assessments, losses, liens, costs and expenses, including attorneys’ fees, resulting from acts, facts or omissions (collectively, “Damages”) arising out of:

a. any inaccuracy or breach of any representation or warranty of any of Brascan contained in this Agreement; and/or

b. any breach of any covenant or agreement of any of Brascan contained in this Agreement.

7.2 Maximum Liability. The aggregate maximum liability of Brascan deriving from or arising out of Damages, as provided for in Section 7.1, is limited to the TBE Shares transfer price, equivalent to R$286.343.999,99.

8. Discharge	8.1 Discharge. Pursuant to this Agreement and in consideration for the transfer of the TBE Shares herein provided for, and the transfer of TBE Shares in the corporate books of TBE, Brookfield TBE hereby fully and irrevocably releases and discharges Brascan from any and all of its obligation in connection with the Debt.

9. Disputes	9.1 The courts of City of Rio de Janeiro, Estado do Rio de Janeiro shall have jurisdiction to hear and determine any suit, action or proceedings, and to settle any disputes, which arise out of or in connection with this Agreement, and for such purposes, the Parties irrevocably submit to the jurisdiction of such courts.

3